Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

[Excerpt from Sanford Bernstein 21st Annual Strategic Decisions Conference -Ivan Seidenberg]

Enterprise

Growth Plan

Organic Expansion

Network reach & density to top 100 markets

Expansion of product capabilities & supporting systems/tools

Managed network services

Security

Hosted IP communications

Call centers

MCI transaction accelerates our plan

Enterprise

Increased Breadth of Portfolio

Premise

Local Area Networks Routers & Switches PBX & IP PBX Centrex & IP Centrex Storage equipment Security devices Wi-Fi

Access

PRI DS-1 & DS-3 Fast Packet Ethernet SONET/CWDM

FTTP Wireless Voice Wireless Data (EVDO)

Transport

Fast Packet IP-MPLS

SONET DWDM

Cellular/CDMA

Applications

IP Voice Mobility Managed Services Security Storage Hosting Call Centers

End to End Managed Services

Wireline & Wireless

MPLS Backbone & OSS

Seamless migration to Next Gen IP products

Enterprise

Customer Requirements

Innovative End to End Solutions

Robust Wireline and Wireless Offerings

Global Reach

Strong Legacy and Next Generation Networks . . . Seamless Migration

Reliable Network Performance and Security

Outstanding Customer Service . . . SPOA

Highly Skilled Consultative Account Teams

Financial Strength

Improved competitive position

Enterprise

Savings & Benefits

Network & IT Savings

SG&A Savings

Revenue Opportunities

Network Investment Opportunities

Approximately $7B NPV

When you look at the acquisition of MCI, what you can see in our minds, what it does is it extends and accelerates the existing plan that we have. It gives us the capability to reach more than the top 100 markets. But it gives us vertical depth and breadth of products and services going forward. MCI tends to define itself in these four categories; you hear Michael Capellas talk about this all the time. But they see themselves as providing managed network services; security; hosting; and call center capabilities for customers. That is exactly the same things that we say we do. Of course they do it on a more global scale than the local scale that we do. So I think our view is that we can continue to grow this market and grow our presence in it, as we head into the future.

This chart here is just to make sure you recognize that we have all the proper engineering terms and products terms that go with the categories. But this makes us in effect an end-to-end solutions provider in the enterprise space. We no longer have to explain to customers what we can’t do. What we (technical difficulty) be able to do is tell them what we can do. And what we can do is any of the things that they need. Again, not every customer purchases everything on the chart; but generally when you go to an enterprise customer, they do purchase something in each one of the clouds as you go forward. So we will have the full capability of premise capability access, transport, and applications as we go forward. So we’re excited about this.

The unstated thing on this chart, of course, is when you look at this capability this lets us match and compete with the market leader, AT&T. We have no illusions that at this point AT&T, SBC in this space is the market leader. This will give us a chance to compete with them on a very sound basis; and actually from our starting point give us a chance to grow a lot quicker, frankly, because of the size of the MCI Company and the place that we start from in this marketplace.

This just gives you the customer requirements. You can see that this is a complex market. If there’s a point our people would make about this particular set of services, this is a very complex market, and that what the entire market is going through today is a transition from the legacy networks and the legacy services they have to an all IP managed network on the part of customers. Every enterprise customer wants to move to the future. Every enterprise customer recognizes that you just don’t switch this on a Saturday night to a new network. You need to have the capabilities to transition yourselves through this, maintain your analog, your existing voice networks, transition to the new world, and over a period of three to four years make that happen.

Some companies could do this on a single product basis. There are very few companies that can provide the integrated solutions. Our view is that the new Verizon with MCI gives us the capability to project manage this, in addition to just provide the technology for customers. This is very important. When you look at MCI’s customer list, which includes all of the government and financial services firms, this is a very important capability to make sure that we build into our network going forward.

For those of you who are concerned about how you make money on this and what your savings will be, we’re concerned about that as well. What we think here is that, again, once we get the front end corrected there is plenty of room for synergies in this transaction to mine value out, and to become efficient, and to take this space to a more stable place, and to provide all the upstream and all the next-generation products that you see or that you read about in this area. So here are the categories. They add up to what we have said is about $7 billion net present value. On a run rate basis when you take expenses and revenue synergies and combine them, by the beginning of the third, the end of the third year we should be at a run rate close to about $1 billion in savings.

And that is just what we know. At this point that is what we are committed to. That is what we have said. We think that justifies the transaction. What we’re hoping for is, as we really get into this later on, that there will be even greater opportunities for synergies. They probably mostly come on the revenue side rather than the expense side. We have identified most of the expense synergies that we think are there.

Where we stand on this right now is that we should — we are very close to sending back to the SEC our responses to their comments on the proxy. So you know how the process works. We filed a proxy with them; they gave us some comments. We’re pretty close to the final submission to the SEC. So we’re hopeful that we can get the actual proxy approved by the SEC sometime in the next five, seven, eight days kind of a thing. Which will then dictate a shareholder vote, which we think will probably occur sometime in the first two weeks of July. That seems to be the way the schedule will work. Which will take a big cloud off transaction, that once we have shareowner approval then we are just looking at regulatory approvals.

What is ironic about all of this is that the regulatory approvals are proceeding on a very quick pace. We have close to 30% of the states already done. We get good signals out of the Justice Department and the FCC, that they are actively managing the process, so that they take this as a serious issue, and that we are comfortable that we have made a case. As you know, I have said this before, generally these transactions are decided early in the process in terms of the high-level policy. Certainly there will be questions raised and issues that we will address. We see no dealbreakers here or anything of a major concern.

So we’re anxious to get the shareowner vote done so we can put this sort of high feeder (ph) issue behind us and move on to the approval of the transaction through the government. We’re excited about this, because we think that there is an enormous opportunity to stabilize this space and with our scale create a growth market out of this over the next several years.

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on May 9, 2005, an amended proxy statement and prospectus on Form S-4 (Registration No. 333-124008), that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on May 9, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.